UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026.

Commission File Number: 001-39038

EQUINOX GOLD CORP.
(Translation of registrant’s name into English)

Suite 3000 – 1090 West Pender Street, Vancouver, BC Canada V6E 0E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, and 99.3 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statements on Form S-8 (File Nos. 333-288142 and 333-298046).

EXHIBIT INDEX

Exhibit Number	Description
99.1	Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2026 and 2025
99.2	Management’s Discussion and Analysis for the three months ended September 30, 2026
99.3	Consent of Matthew MacPhail P.Eng., dated November 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.
(Registrant)

Date: November 9, 2026	By:	/s/ Brendan DePoe
Name: Brendan DePoe
Title: SVP General Counsel & Corporate Secretary